Filed pursuant to Rule 433

Registration number 333-156420

December 7, 2010

Southwest Gas Corporation

$125,000,000 4.45% SENIOR NOTES DUE 2020

Final Term Sheet

December 7, 2010

Issuer:	Southwest Gas Corporation (the “Company”)

Title of Securities:	4.45% Senior Notes due 2020 (the “Notes”)

Security Type:	Senior Unsecured Fixed Rate Notes

Ratings* (S&P):	BBB (positive); Moody’s and Fitch Ratings forthcoming

Format:	Registered with the Securities and Exchange Commission (“SEC”)

Trade Date:	December 7, 2010

Settlement Date (T+3):	December 10, 2010

Maturity Date:	December 1, 2020

Aggregate Principal Amount Offered:	$125,000,000

Net Proceeds:	$123,960,000 (after underwriting discount and before an estimated $400,000 of offering expenses)

Benchmark Treasury:	2.625% due November 15, 2020

Benchmark Treasury Price / Yield:	96-06 / 3.073%

Spread to Benchmark:	T+140 basis points

Re-offer Yield:	4.473%

Coupon:	4.45% per annum

Price to the Public (Issue Price):	99.818%

Interest Payment Dates:	Semi-annually on June 1st and December 1st of each year, commencing June 1, 2011

Redemption Provisions:	At any time prior to September 1, 2020, at a discount rate of Treasury rate plus 20 basis points; and on or after September 1, 2020, 100% of the principal amount plus accrued and unpaid interest to the redemption date

CUSIP / ISIN:	844895 AT9 / US844895AT97

Minimum Denomination:	$1,000

Joint Book-Running Managers:	U.S. Bancorp Investments, Inc. KeyBanc Capital Markets Inc.

Co-Manager:	Mitsubishi UFJ Securities (USA), Inc.

*	An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The ratings of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. These documents are publicly available by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling U.S. Bancorp Investments, Inc. toll free at 1-877-558-2607 or KeyBanc Capital Markets Inc. toll-free at 866-227-6479.